 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005
MobiFon Holdings B.V.
(Translation of registrant's name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [X]       40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto are i) the Operating and Financial Review and Prospects of the registrant as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and ii) it's Audited Comparative Annual Consolidated Financial Statements including the Notes thereto, as at December 31, 2004, together with the auditor's reports thereon.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBIFON HOLDINGS B.V.

By: TELESYSTEM INTERNATIONAL
WIRELESS CORPORATION N.V., as Board of
Management of CLEARWAVE N.V., itself
Board of Management of MOBIFON HOLDINGS B.V.

By:	/s/ Kees van Ravenhorst

Name:	Kees van Ravenhorst
Title:	Managing Director

Date: May 19, 2005

EXHIBIT INDEX
Exhibit
Number	Description

99.1	Operating and Financial Review and Prospects of the registrant as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004

99.2	Audited Comparative Annual Consolidated Financial Statements including the Notes thereto, as at December 31, 2004, together with the auditor's reports thereon